

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MERRILL LYNCH FINANCIAL MARKETS, INC.

OFFICIAL USE ONLY
200826092
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis W Cariddi **(212) 449 - 2303**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Curtis W. Cariddi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Merrill Lynch Financial Markets, Inc. (the "Company") as of and for the period ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any principal interest in any account classified solely as that of a customer.

Curtis W Cariddi 2/27/12
Date

Subscribed and sworn to before me
on this 27 day of February, 2012

Trafenna Palmer
Notary Public

TRAFENNA M PALMER
Notary Public - State of New York
No. 01PA6143569
Qualified in Nassau County
My Commission Expires Apr. 10, 2014

MERRILL LYNCH FINANCIAL MARKETS, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2011 (Dollars in Thousands, Except Per Share Amount)

ASSETS		
Cash	$	3,508
Receivables Under Resale Agreements		1,000,000
Trading assets, at fair value		
Equities	$	124,949
Derivative contracts		61,375
		186,324
Receivables from affiliated companies		76,568
Other receivables		
Interest and other		183,729
		183,729
Total Assets	$	1,450,129
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trading liabilities, at fair value		
Equities	$	37,688
Derivative contracts		115,383
		153,071
Payables to affiliated companies		366,794
Other payables		
Customers		53,526
Interest and other		11,201
		64,727
Subordinated borrowings		100,000
Stockholder's Equity		
Common stock, par value $100; 1,200 shares authorized; 10 shares issued and outstanding		1
Paid-in capital		730,572
Retained earnings		34,964
Total Stockholder's Equity		765,537
Total Liabilities and Stockholder's Equity	$	1,450,129

The accompanying notes are an integral part of this financial statement